Exhibit 1

Special note regarding this presentation ON MARCH 22, 2017, SARISSA CAPITAL MANAGEMENT LP ("SARISSA"), TOGETHER WITH THE OTHER PARTICIPANTS IN SARISSA'S PROXY SOLICITATION (THE "PARTICIPANTS"), FILED A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING GOLD PROXY CARD WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") to be used to solicit proxies in connection with the 2017 annual meeting of shareholders OF INNOVIVA, INC. (THE "COMPANY"). SHAREHOLDERS ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES FROM THE SHAREHOLDERS OF THE COMPANY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS. THE DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY IS AVAILABLE TO SHAREHOLDERS OF THE COMPANY AT NO CHARGE AT THE SEC'S WEBSITE AT WWW.SEC.GOV. THE DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY IS ALSO AVAILABLE BY CONTACTING SARISSA'S PROXY SOLICITOR, D.F. KING & CO., INC., BY TELEPHONE AT THE FOLLOWING NUMBERS: STOCKHOLDERS CALL TOLL−FREE: (800) 549−6746 AND BANKS AND BROKERAGE FIRMS CALL: (212) 269−5550, OR THROUGH THE INTERNET AT WWW.DFKING.COM/INVA. This presentation includes information based on data found in filings with the SEC, independent industry publications and other sources. Although the Participants believe that the data is reliable, they do not guarantee the accuracy or completeness of this information and have not independently verified any such information. Many of the statements in this presentation reflect the Participants' subjective belief. Although they have reviewed and analyzed the information that has informed their opinions, they do not guarantee the accuracy of any such beliefs. They have not sought, nor have they received, permission from any third-party to include their information in this presentation.

Executive Summary Innoviva spun off Theravance Biopharma, LLC in June 2014 The company’s main purpose since the spin is to manage royalties In the execution of that purpose, however Shareholder value has been destroyed Management and directors appear grossly overpaid And spending appears excessive Meanwhile, Innoviva is handcuffed by poor corporate governance Innoviva needs independent, experienced shareholder representation to provide financial discipline, good stewardship of capital and corporate oversight Support the Sarissa nominees and vote the Gold Card!

Agenda Brief overview of Innoviva’s current business Concerns with Innoviva’s management of its business Corporate governance concerns Value of adding Sarissa nominees Responding to some of Innoviva's many misstatements

Innoviva’s current business is focused on collecting royalties from GSK for two respiratory inhalers Innoviva 10-K (2016) As made clear in the 10-K, total net revenue for Innoviva is essentially derived from two royalties: RELVAR/BREO and ANORO

GSK is responsible for the development and commercialization of the respiratory products partnered with Innoviva Innoviva 10-K (2016) GSK has successfully sold and marketed respiratory products, including Advair (peak sales >$8 Bn), without Innoviva

Innoviva has no control over GSK’s marketing and sales efforts as company has made clear in SEC documents Innoviva 10-K (2016)

Therefore, the company’s main purpose seems to be to collect and endorse royalty checks from GSK We believe this is an important point to understanding Innoviva!

Agenda Brief overview of Innoviva’s current business Concerns with Innoviva’s management of its business Corporate governance concerns Value of adding Sarissa nominees Responding to some of Innoviva's many misstatements

Shareholder value has been destroyed since the spin in June 2014 Data through March 6, 2017

Innoviva has recently compared its performance to the NBI Index. Innoviva has underperformed the NBI by about -60% since the spin NBI INVA NBI Index (NASDAQ Biotechnology Index). Chart normalized as of June 2, 2014 Data through March 6, 2017 -60% Long-term performance poor

For a company that manages royalties, we believe the CEO is grossly overpaid We call on the Chair of the Comp Committee to resign for permitting this egregious compensation

The CEO was overpaid in 2015 relative to his peers (as assessed by ISS based on its 2016 report)

Executive Compensation Analysis

COMPONENTS OF PAY		
($ in thousands)		CEO Peer Median
	M. Aguiar	
	2015	**2015**
Base salary	721	567
Deferred comp & pension	0	0
All other comp	9	14
Bonus	0	0
Non-equity incentives	516	234
Restricted stock	2,314	0
Option grant	0	1,437
Total	**3,561**	**2,985**

Source: ISS 2016 report. We have not sought, nor have we received, permission to include this information

ISS peer groups include: ACADIA Pharma. Inc ; Alnylam Pharma. Inc; Aralez Pharma, Inc; Arena Pharma. Inc; BioDelivery Sciences Int'l Inc; Cempra Inc; Corcept Therapeutics Inc; DURECT Corp.; Dyax Corp; Exelixis Inc; Halozyme Therapeutics Inc; ImmunoGen Inc; Halozyme Therapeutics Inc; Ironwood Pharma. Inc; Lexicon Pharma. Inc; Ligan Pharma. Inc; MannKind Corp.; Momenta Pharma. Inc; Omeros Corp.; Sucampo Pharma. Inc; Supernus Pharma. Inc; Teligent Inc; TherapeuticsMD Inc; XenoPort Inc.; Zogenix Inc

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And therefore most certainly for a CEO of a company that only manages royalties, he is overpaid

- We believe that comparing the CEO compensation at Innoviva to that at other companies of similar size is distorting
  - The responsibilities differ greatly!
- Recall, Innoviva merely manages royalties
  - Unlike other companies in its peer group by size, Innoviva lacks a salesforce or extensive R&D pipeline!

The peer group used by Innoviva, based on most recent public filings, had a median of ~20 times more employees than Innoviva, which has 14 employees. The median SG&A expenses, however, were only ~2.68x greater than that of Innoviva

Peer group used by Innoviva: Alkermes Pharma. Inc; ARIAD Pharma. Inc; Incyte Corp.; Ionis Pharma. Inc; Ligand Pharma. Inc; Medivation Inc; Nektar Therapeutics; NPS Pharma. Inc; PDL BioPharma Inc; Pharmacyclics Inc; Salix Pharmaceuticals Ltd; Seattle Genetics Inc; THE MEDICINES COMPANY

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And, of course, the CEO appears overpaid in the face of poor stock performance Innoviva has recently compared its performance to the NBI Index. Innoviva has underperformed the NBI by about -60% since the spin

The CEO is not alone. Compensation expenses for the five senior officers and the Board’s directors have amounted to almost $12 M per year Year Aguiar d’Esparbes Abercrombie Faerm Witek Directors Total 2014 $4,560,128 $2,066,548 $1,899,507 $1,490,693 $2,854,668 $12,871,544 2015 $3,560,900 $1,061,380 $1,553,598 $2,066,575 $1,551,896 $1,659,920 $11,454,269 2016 $3,597,526 $1,549,940 $1,399,092 $1,369,934 $1,378,604 $2,115,395 $11,410,491 Total $11,718,554 $4,677,868 $4,852,197 $3,436,509 $4,421,193 $6,629,983 $35,736,304 Recall, Innoviva manages royalties

Remarkably, in 2015 the median compensation of directors at Innoviva was >$100K higher than Theravance Biopharma (spin-off in 2014) Non-executive director Total compensation (2015) Eran Broshy 163,641 Henrietta H. Fore 193,293 Robert V. Gunderson, Jr.  196,577 Burton G. Malkiel, Ph.D.  233,125 Dean J. Mitchell 213,577 Susan Molineaux, Ph.D 352,143 Donal O'Connor 162,189 Peter S. Ringrose 220,757 George M. Whitesides, Ph.D.  205,165 William D. Young 241,580 MEDIAN 209,371 Non-executive director Total compensation (2015) Catherine J. Friedman 319,984 Terrence C. Kearney 317,484 Paul A. Pepe 329,984 James L. Tyree  329,984 William H. Waltrip  362,484 MEDIAN 329,984 Innoviva Theravance Biopharma, Inc. Theravance Biopharma has a real operating business – marketed product, salesforce and extensive R&D pipeline – and yet lower director compensation than Innoviva Recall, Innoviva manages royalties

Directors also appear grossly overpaid relative to their ISS peer group and in the face of poor performance

Innoviva director compensation (2015) vs peer group[1]

@Innoviva	@ISS-selected peers ("median of medians")
$329,984	$236,220

~1.4x

Recall, Innoviva manages royalties

Innoviva has recently compared its performance to the NBI Index. Innoviva has underperformed the NBI by about -60% since the spin



NBI
INVA
-60%
Long-term performance poor

NBI Index (NASDAQ Biotechnology Index). Chart normalized as of June 2, 2014
Data through March 6, 2017

[1]Calculations performed by Sarissa from SEC filings. Median taken of median compensation for each company in ISS peer group

ISS peer groups include: ACADIA Pharma. Inc ; Alnylam Pharma. Inc; Aralez Pharma, Inc; Arena Pharma. Inc; BioDelivery Sciences Int'l Inc; Cempra Inc; Concept Therapeutics Inc; DURECT Corp.; Dyax Corp; Exelixis Inc; Halozyme Therapeutics Inc; ImmunoGen Inc; Halozyme Therapeutics Inc; Ironwood Pharma. Inc; Lexicon Pharma. Inc; Ligan Pharma. Inc; MannKind Corp.; Momenta Pharma. Inc; Omeros Corp.; Sucampo Pharma. Inc; Supernus Pharma. Inc; Teligent Inc; TherapeuticsMD Inc; XenoPort Inc.; Zogenix Inc

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Innoviva’s press release March 22, 2017 – “Our strong focus on shareholder value has delivered the following results… Achieving compounded quarterly growth in royalty revenue of 32% in the last ten quarters” Sarissa Capital responds As Innoviva has admitted in its 10-K (2016), “We have no control over GSK’s marketing and sales efforts…” We agree with the company that after a sluggish launch of products by GSK, GSK has dramatically improved its commercial efforts since its restructuring. We do not attribute the revenue growth, however, to Innoviva’s focus on shareholder value. Sarissa believes changes at GSK and not Innoviva’s “focus on shareholder value” are responsible for royalty revenue growth GSK has successfully sold and marketed respiratory products, including Advair (peak sales >$8 Bn), without Innoviva “We have no control over GSK’s marketing and sales efforts…” GSK INVA

As the company merely manages royalties and has been overpaying its CEO and directors… We call for CEO compensation to be reduced to below $500,000/year If the CEO refuses to reduce his pay, the Board should immediately endeavor to find a more reasonably priced replacement We call on Board compensation to be reduced to below $200,000/year We believe compensation should at the very least come more in line with Theravance Biopharma, which has a marketed product, salesforce and extensive R&D pipeline

We also do not believe that compensation increases tied to changes in royalty revenue are justified CEO acknowledges that over the last two years the growth of profits and EPS had been “driven entirely by revenue growth” 1 1CEO comments at Cowen Health Care Conference (March 2017) For a company that manages royalties And for a company that has no control over the marketing and sales efforts of those products from which royalties are derived (10-K) We do not believe that compensation should be tied to financial metrics such as growth of royalties or operating income (when the growth is driven by revenue)

Also, the company spent ~$25M of Opex in 2016!

	2016
Royalty revenue from a related party, net of amortization for capitalized fees paid to a related party of $13,823, $13,823 and $11,066 in the year ended December 31, 2016, 2015, and 2014	$ 132,684
Revenue from collaborative arrangements from a related party, net	885
Total net revenue	133,569
Operating expenses:	
Research and development	1,393
General and administrative	23,188
Total operating expenses	24,581
Income (loss) from operations	108,988
Other income (expense), net	2,382
Interest income	582
Interest expense	(52,416)
Income (loss) from continuing operations	$ 59,536
Loss from discontinued operations (Notes 1 and 12)	—
Net income (loss)	$ 59,536

$25M!

The peer group used by Innoviva, based on most recent public filings, had a median of ~20 times more employees than Innoviva, which has 14 employees. The median SG&A expenses, however, were only ~2.68x greater than that of Innoviva

Peer group used by Innoviva: Alkermes Pharma. Inc; ARIAD Pharma. Inc; Incyte Corp.; Ionis Pharma. Inc; Ligand Pharma. Inc; Medivation Inc; Nektar Therapeutics; NPS Pharma. Inc; PDL BioPharma Inc; Pharmacyclics Inc; Salix Pharmaceuticals Ltd; Seattle Genetics Inc; THE MEDICINES COMPANY

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Which is more than in 2015! 2016 Opex > 2015 Opex

What details on Opex spending can be obtained from Innoviva’s filings are concerning In 2016 Innoviva executed a new lease agreement for 8,427 ft2 of prime South San Francisco office space for its 14 employees à approximately 600 ft2 per employee! A smaller space, a lower rent and a location closer to GSK’s U.S. headquarters in Philadelphia and GSK’s headquarters in London would have been appropriate We believe this excess is indicative of a business not run for the benefit of shareholders For example: The average private office in the US is 186 ft2 (BOMA Experience Exchange Report)1 What is the point of Innoviva being located on the West Coast? 1We have not sought, nor have we received, permission to include this information

Without a detailed explanation for where the money is spent, we fear the worst… We made a request for information under Delaware law Innoviva has given us some information but in heavily redacted form and has not let us freely share it with any other stockholders Sarissa is troubled by what was found and will seek the full scope of what was initially requested and for the ability to share this information with other stockholders

Innoviva’s letter to shareholders March 22, 2017 – “Compared to the first quarter of 2014, our last full quarter as a combined company, operating expenses in the fourth quarter of 2016 were down over 90% to $6.0 million from $66.2 million in the first quarter of 2014.” Sarissa Capital responds Sarissa believes Innoviva’s comparison of expenses today to when it was a combined company is misleading for investors and detracts from the conversation In a recent press release, Innoviva attempted to justify its spending by comparing current spending to that when it was a combined company with a marketed product, a salesforce and extensive R&D

Innoviva’s letter to shareholders March 22, 2017 – “G&A expenses as a percentage of total revenues were 17% in 2016, the most recent full year period.” Sarissa Capital responds We are not of the view that inappropriate levels of spending can be justified by a certain level of revenue Operating expenses as a percent of revenue is still shareholder money spent Every dollar spent should be justified by its ability to create shareholder value Innoviva also appears to suggest that its level of spending can be justified by a certain level of revenue

Innoviva argues that cost cutting has limited upside but this misses the point Spending must be justified for its ability to drive shareholder value Innoviva are stewards of $147 M (and we believe growing) total annual royalty revenues to Innoviva In light of current excessive spending and with royalty revenues expected to increase è Sarissa is concerned about management’s ability to be good stewards of future capital

Innoviva compares itself with far more complex Ligand Pharmaceuticals and PDL Biopharma Ligand Pharmaceuticals is a company with over 155 partnered programs, >90 different partners, ongoing R&D and history of acquisitions PDL Biopharma is a company with multiple royalty and debt deals and an investment in a specialty pharma company to which it wants to add products Is Innoviva trying to mislead or do they aspire to use shareholder assets to become far more complex?

Given Innoviva’s history, Sarissa is concerned about management’s desire to grow the business In addition, the 2016 bonus pool was set at 120% of target for all employees in part based on the company “overachieving” and getting four assets through diligence Innoviva has expressed a desire to “build over time a recurring revenue business” Innoviva has paid (and continues to pay) officers large sums annually to acquire new assets The CBO hired in July 2015 to grow the company has been paid >$3.4 M in less than two years at Innoviva We believe at some point he and the company will feel pressure to justify his compensation

Agenda Brief overview of Innoviva’s current business Concerns with Innoviva's management of its business Corporate governance concerns Value of adding Sarissa nominees Responding to some of Innoviva's many misstatements

Who is guarding the henhouse? In theory, the Board is charged with oversight But the Board is overpaid, as we previously noted And the Board suffers from poor corporate governance

We are concerned that Innoviva added two new directors in 2016 although it previously disclosed that the Nom-Gov committee did not meet in either 2015 or 2016 Innoviva PREC14A filed March 7, 2017 Innoviva DEF 14A filed March 2016

In fact, despite adding five new directors in the past three years, Innoviva previously disclosed the Nom-Gov committee had met only once Innoviva DEF 14A filed March 2015

Notably, after we raised this issue with Innoviva, three Nom-Gov committee meetings in 2016 were “discovered” and the company no longer claims to have acted by written consent Innoviva PREC14A filed March 7, 2017 Innoviva DEFC14A filed March 22, 2017 We call on the Nom-Gov members to resign for failing to uphold their duty

Innoviva appears not open to constructive dialogue, which led to our filing of proxy materials As we disclosed in our preliminary proxy statement, we are not seeking control of the Board but much needed stockholder representation Sarissa Capital from its first interaction with Innoviva has stressed a desire to work together to improve the company In the middle of discussions, the company suddenly filed proxy materials, rejecting all of our nominees and claiming that we want to take control of the Board

The Nominating/Corporate Governance committee’s interactions with Sarissa have raised red flags The Nom-Gov committee did not meet with Sarissa or any of our nominees before deciding to reject them despite repeated requests for meetings by Sarissa One Nom-Gov committee member had a 15-minute phone call with each of only two Sarissa nominees the day before Innoviva publicly rejected Sarissa’s entire slate Yet, Innoviva reports that “Members of Innoviva’s Board subsequently interviewed and carefully assessed Sarissa’s candidates…” There wasn’t even the requisite quorum on any call

Innoviva DEFA14A -- Background of the Solicitation Innoviva’s interactions with Sarissa have been driven and dominated by the non-independent CEO Yellow highlight of CEO Aguiar’s name ( ) visually illustrates how interactions driven and dominated by Aguiar

Up until March 29, 2017, Sarissa had had only two brief interactions with one independent director, with the CEO present each time Sarissa had never had a conversation with independent members of the board alone The CEO dominated the conversation The independent director barely spoke These interactions consisted of two brief calls in which one independent director joined the CEO

Attempts by Sarissa to have an active dialog with independent directors had been rebuffed March 14 – Innoviva PROPOSES an in-person meeting in NYC with a few board members on March 22 or 23 March 23 – Sarissa again ACCEPTS meeting for the following week ( PROPOSES March 29 @3pm) but RECOMMENDS call asap (for March 24) March 23 – Innoviva IGNORES Sarissa’s request for a call on March 23 and INSISTS on in-person meeting in ~1 week (March 29-31) March 23 – Sarissa ACCEPTS in-person meeting but RECOMMENDS also a call sooner, proposing same day (March 23) March 22 – Innoviva IGNORES Sarissa’s request for a call on March 23, INSISTS on in-person meeting in 1+ week (March 29/30) on East Coast March 21 – Sarissa PROPOSES a call for March 23 as Innoviva had proposed on March 17 March 21 – Innoviva CONTINUES TO RESIST its proposal for an in-person meeting on March 22 or 23 March 20 – Sarissa SUGGESTS again that parties follow through on Innoviva’s proposal to meet on March 22 or 23 March 17 – Innoviva now DECLINES the meeting on March 22 or 23 and PROPOSES a call on March 23 instead March 15 – Sarissa ACCEPTS Innoviva’s proposal for an in-person meeting in NYC on March 22 or 23 March 24 – Innoviva IGNORES Sarissa’s request for a call on March 24, DECLINES Sarissa’s proposal for March 29 @3pm and PROPOSES March 30 @10 am in New York March 26 – Sarissa DECLINES meeting on March 30 (due to conflict) but RECOMMENDS Innoviva provide time slots on each of the dates Innoviva initially suggested, March 29-31, and PROPOSES again call sooner March 27 – Innoviva IGNORES Sarissa’s proposal to provide time slots and PROPOSES late afternoon on March 29 in Washington D.C. March 28 – Sarissa indicates potential difficulty in getting to Washington D.C. by late afternoon the next day (March 29), PROPOSES saving that time at least for a call andand PROPOSES in-person meeting on March 31 in New York or Greenwich if Innoviva available March 28 – Innoviva indicates will check on availability for March 31 meeting but that may need meeting to be in Chicago [not East Coast]; but that Innoviva can do a phone call as a fallback March 28 – Sarissa DECLINES Chicago on Friday but PROPOSES meeting in NYC or Greenwich at most times on the dates (March 29-31) that Innoviva initially proposed (except March 29 AM) and PROPOSES call late afternoon March 29 @3pm March 28 – Innoviva SUGGESTS 2:30pm rather than 3pm for call on March 29 March 28 – Sarissa ACCEPTS call with Innoviva at 2:30pm on March 29 March 28 – Innoviva indicates that it may not be available for a call at 2:30pm on March 29 despite proposing the time March 28 – Innoviva PROPOSES a call with Sarissa at 2pm on March 29 March 29 – Sarissa and Innoviva AGREE to 2pm call

We believe members of the Board have breached their fiduciary duties for having perpetuated these gross injustices

In summary, Innoviva appears to not be run for the benefit of shareholders And the company is handicapped by poor governance We believe the Board is currently failing to fulfill its duty of oversight à We, therefore, seek stockholder representation for the benefit of all stockholders

Agenda Brief overview of Innoviva’s current business Concerns with Innoviva's management of its business Corporate governance concerns Value of adding Sarissa nominees Responding to some of Innoviva's many misstatements

Recent comments by management1 have us concerned that Innoviva is not open to change 1CEO comments at Cowen Health Care Conference (March 2017) CEO insists that Innoviva is “a very lean company” CEO reiterates company’s interest “to build over time a recurring revenue business” CEO in perhaps a slip of the tongue describes the recent addition of two new directors stating, “And so I hired – I shouldn’t say hired” two new members [directors] on to the Board CEO acknowledges that over the last two years the growth of profits and EPS had been “driven entirely by revenue growth”; yet, 10-K states Innoviva has “no control over GSK’s marketing and sales efforts” and bonus goals set by Board are partly tied to such financial metrics, such as EBITDA

Sarissa seeks to add shareholder representation To provide financial discipline and oversight To require that spending be justified as a driver of shareholder value To improve corporate governance To advocate for shareholder interests

Sarissa Capital’s minority slate of highly qualified independent candidates for election to Innoviva’s Board of Directors consists of the following nominees: George W. Bickerstaff, III Jules Haimovitz Odysseas Kostas, MD

George W. Bickerstaff, III Substantial financial experience in the healthcare and pharmaceutical industries, along with a wealth of knowledge in dealing with financial, accounting and regulatory matters in those industries and insight into the views of shareholders, investors, analysts and others in the financial community

George W. Bickerstaff, III Work Experience Currently: Managing Director, M.M. Dillon, LLC, an investment banking firm Prior, include: Various positions with Novartis International AG, including CFO of Novartis Pharma AG Various senior finance roles at IMS Healthcare, including Chief Financial Officer Various finance, audit and engineering positions with the Dun & Bradstreet Corp. and GE Company Board Experience Currently: Inovia Pharmaceuticals CareDx, Inc. Cardax, Inc Prior ARIAD Pharmaceuticals, Inc. until ARIAD was acquired by Takeda Pharmaceutical Company Limited on February 16, 2017 Big pharma

Jules Haimovitz Extensive management, strategic and board experience

Jules Haimovitz Work Experience Currently: President of the Haimovitz Consulting Group, a private media consulting firm Prior, include: Multiple executive positions Vice Chairman and Managing Partner of Dick Clark Productions Inc. Various capacities at Metro Goldwyn Mayer Inc., including President of MGM Networks Inc. President and COO of King World Productions, Inc. CEO of Viacom Network and Entertainment groups Other Board Experience Prior ARIAD Pharmaceuticals, Inc. until ARIAD was acquired by Takeda Pharmaceutical Company Limited in February 2017 ImClone Systems Incorporated (Audit and Strategic Planning Committees) through its sale to Eli Lilly and Company Other – Spelling Entertainment Inc., Blockbuster, Dial Global Inc., Blucora, Orion Pictures Corporation, Lifetime and Video Jukebox Network Inc. Business included royalty management

Odysseas Kostas, M.D. Significant experience in medicine, investments, strategy, business development and finance. Currently on board of company that manages royalties with a lean cost structure

Odysseas Kostas, M.D. Work Experience Currently: Senior Analyst at Sarissa Capital Prior, include: Director at Evercore ISI (formerly ISI) covering biotechnology and pharmaceutical industries Practiced internal medicine as part of Yale New Haven Health System Consultant to various biotechnology companies Board Experience Currently: Enzon Pharmaceuticals Prior Mast Therapeutics Enzon Pharmaceuticals, Inc. receives royalty revenues from existing licensing arrangements with other companies primarily related to sales of four marketed drug products, namely, PegIntron ®, Sylatron ®, Macugen ® and CIMZIA ® while maintaining a lean cost structure

Sarissa Capital opposes the nomination of three Innoviva nominees: William H. Waltrip Chairman of Board and member of Nom-Gov Committee Michael W. Aguiar CEO Paul A. Pepe Chair of Audit Committee Chair of Nom-Gov Committee until replaced on the committee on March 3, 2017

Sarissa opposes Chairman of the Board William H. Waltrip During his tenure, Waltrip has overseen the following: Destruction of shareholder value Excessive compensation of management and directors Excessive spending Poor governance Chairman has been notably absent from the nomination process As the Chairman of the Board, responsibility rests on his shoulders Waltrip’s tenure on the Innoviva Board: 17 years Sarissa believes change most likely to happen under new leadership

Sarissa opposes CEO Michael W. Aguiar Sarissa believes that Innoviva is being run for the benefit of management instead of shareholders The CEO, as much as the Chairman of the Board, bears responsibility for the company’s poor performance and mismanagement In addition, the company’s poor governance and flawed nomination process suggest that Aguiar may have undue influence on the board Why does the Board continue to pay him so much (and themselves) for simply managing royalties?

Sarissa opposes former Nom-Gov Chair Paul A. Pepe The Nom-Gov Committee is arguably a critical committee on the Board Sarissa is concerned by the poor governance and flawed nominating process at Innoviva Pepe was notably absent during the nomination process and ultimately replaced on the Nom-Gov committee right before the Board rejected Sarissa’s slate Innoviva’s interactions with Sarissa have been driven and dominated by the non-independent CEO The Nom-Gov committee did not meet with Sarissa or any of our nominees before it decided to reject them As Chair of the Nom-Gov Committee up until being replaced on the committee on March 3, 2017, Pepe is accountable

Agenda Brief overview of Innoviva’s current business Concerns with Innoviva's management of its business Corporate governance concerns Value of adding Sarissa nominees Responding to some of Innoviva's many misstatements

Sarissa feels the need to respond to a few of Innoviva’s untrue and misleading claims in its proxy materials

Innoviva’s claim that Sarissa has not made a serious attempt to engage constructively with Innoviva’s Board and management team is not true – in fact, the opposite is true Sarissa has been rebuffed in its attempts to have an active dialogue with independent directors at Innoviva. In fact, in the middle of discussions with the company, Innoviva suddenly filed proxy materials rejecting all of our nominees and claiming incorrectly that we want to take control of the Board. Innoviva later explained to Sarissa that it filed those proxy materials to maintain its original timeline for the annual meeting, a choice which is unnecessary under Delaware law For a detailed timeline of our attempts to engage Innoviva over the last two weeks, see Slide 40

Innoviva’s claim that Sarissa wants to take effective control of the Board is also not true As we disclosed in our preliminary proxy statement, we are not seeking control of the Board but much needed stockholder representation with a minority slate of three nominees. The Board is set at seven directors For investors less familiar with nuances of Delaware law, according to Innoviva’s bylaws, we would not have been able to unilaterally add potential nominees after the February 8, 2017 deadline. Therefore, our notice of nomination in advance of the February 8, 2017 deadline and prior to submitting our preliminary proxy included four potential nominees; however, in that notice Sarissa expressly indicated that Sarissa could nominate fewer than four nominees. Sarissa also informed Innoviva of this fact and that Sarissa may not seek to replace any Innoviva incumbent directors on several occasions before Innoviva filed its preliminary proxy

Innoviva’s claim that its “marketing and executive leadership play a critical role” in the growth of revenue for the respiratory products commercialized by GSK is not believable to Sarisssa As Innoviva has admitted in its 10-K (2016), “We have no control over GSK’s marketing and sales efforts…” We agree with Innoviva that after a sluggish launch of products by GSK, GSK has dramatically improved its commercial efforts. Sarissa, however, does not believe, “Innoviva’s marketing and executive leadership play a critical role” in the growth of the respiratory products given GSK’s success in selling and marketing respiratory products, including Advair (peak sales >$8 Bn), without Innoviva

Innoviva correctly reports that it provided Sarissa with some records that Sarissa requested in its demand letter pursuant to Section 220 but neglects to share that what it provided is only a portion of what we requested and was heavily redacted and that the company has not let us freely share what we found with any other stockholders Sarissa is troubled by what was found and will seek the full scope of what was initially requested and for the ability to share this information with other stockholders

Innoviva’s characterization of the history at Enzon Pharmaceuticals, Inc. (“Enzon”) is misleading Revenue and expenses declined due to the sale of assets, including research assets, and the suspension of clinical development activities. Enzon was then left with royalty revenues, much as Innoviva is today. Enzon further reduced expenses to conserve capital and maximize value returned to stockholders and today manages royalties with a lean cost structure. Royalty revenues have declined due to expirations of royalties and due to changing dynamics in the hepatitis C market. Today, as a public company, Enzon continues to collect royalty revenues, returning capital to stockholders and spending less than $2 million annually, including compensation to management and directors. Sarissa strongly believes that Innoviva must learn that shareholder capital must be optimized for the benefit of shareholders instead of management

INNOVIVA DOES NOT MARKET OR SELL ANY DRUGS. IT JUST COLLECTS ROYALTY PAYMENTS. SO WHY IS IT SPENDING SO MUCH MONEY AND WHY ARE MANAGEMENT AND DIRECTORS BEING PAID SO MUCH? IT IS TIME FOR INNOVIVA TO BE OPTIMIZED FOR SHAREHOLDERS

We urge you to VOTE THE GOLD PROXY CARD Time is of the essence. We urge you to VOTE THE GOLD PROXY CARD to help us deliver the necessary change to Innoviva. It is important that you submit your GOLD proxy card AS SOON AS POSSIBLE. Importantly, if you receive a white card from Innoviva, DO NOT return it, just discard it. Returning a white card, even if you withhold on Innoviva’s nominees, will not be a vote for the Sarissa nominees, and it would revoke any vote you previously submitted on the GOLD CARD.  PLEASE VOTE NOW by signing, dating and returning the GOLD proxy card. You may also vote by phone or internet by following the instructions on the GOLD PROXY CARD. If you have any questions regarding your GOLD proxy card or need assistance in executing your proxy, please contact our proxy solicitor, D.F. King & Co., Inc. by telephone at the following numbers: stockholders call toll−free: (800) 549−6746 and banks and brokerage firms call: (212) 269−5550, or through the internet at www.dfking.com/INVA

To be continued…